Exhibit D-5.3

                                    DE 99-035
                           NEW ENGLAND ELECTRIC SYSTEM
                 Petition regarding the proposed merger between
                      NEES and the National Grid Group plc
                            Order Approving Petition
                              O R D E R N O. 23,308
                                 October 4, 1999


     APPEARANCES: Carlos A. Gavilondo, Esq. and Thomas G. Robinson, Esq. Attorneys for New England Energy System Companies; Scott J. Mueller, Esq. and Paul Connolly of LeBoeuf, Lamb, Greene & MacRae, LLP for National Grid Group; Wynn E. Arnold, Esq., Assistant Attorney General, for the Governor's Office of Energy and Community Services; Michael W. Holmes, Esq. for the Office of Consumer Advocate, representing residential ratepayers; Dennis A. Hebert for the Campaign for Ratepayers Rights; Rep. Jeb E. Bradley; Timothy W. Fortier for the Business & Industry Association of New Hampshire; Larry S. Eckhaus, Esq. for the Staff of the New Hampshire Public Utilities Commission; and Gary Epler, Esq., Commission General Counsel.

I. PROCEDURAL HISTORY

     On March 18, 1999, New England Electric System (NEES) and the National Grid Group plc (NGG) (referred to collectively as the Companies) filed with the New Hampshire Public Utilities Commission (Commission) certain affidavits, testimony and related exhibits concerning the proposed acquisition by NGG of all of the common shares of NEES. The purpose of the filing was to inform the Commission of the transaction and the Companies' position that the acquisition would have no adverse effect on New Hampshire ratepayers.



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DE 99-035 -2-

     NEES transacts business in New Hampshire through its wholly-owned subsidiaries Granite State Electric Company (GSEC) and New England Power Company
(NEP). GSEC is a public utility providing retail electric service to approximately 35,000 customers in New Hampshire. NEP, also a public utility, provides transmission services to GSEC and other entities within the state. NGG is a holding company incorporated in the United Kingdom and upon its acquisition of NEES will be subject to regulation under the federal Public Utility Holding Company Act (PUHCA), 15 U.S.C. ss. 79 et seq.

     The Commission issued Order No. 23,202 (April 21, 1999) determining that the transaction between NEES and NGG may adversely affect the rates, terms, service or operation of either GSEC or NEP. Based on that determination, the Commission concluded that it has authority to conduct further proceedings under RSA 374:33 notwithstanding language in RSA 369:8,II providing that Commission approval of merger transactions is not required in certain circumstances.

     A Prehearing Conference was held on May 4, 1999. On May 20, 1999, the Companies filed a Motion for Rehearing of Order No. 23,202, and for Deferral of Decision on Motion Pending Review Under RSA 374:33. On June 4, 1999, the Commission approved the request for deferral. After a period of discovery, testimony was filed by the Office of Consumer Advocate (OCA), Rep. Jeb Bradley and the Commission Staff on June 11, 1999. The Companies filed


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DE 99-035 -3-

rebuttal testimony on June 18, 1999. Hearings were held on June 24 and 25, 1999.

     The Commission deliberated on this proceeding at its public meeting of August 9, 1999 and adopted minutes of those deliberations one week later. Construing those minutes as a final order of the Commission, OCA filed a motion for rehearing on September 8, 1999.

     Among the issues raised by the NEES/NGG filing is the extent to which the Commission should make any determination at this time concerning the acquisition premium, i.e., the extent to which the purchase price paid by NGG exceeds the book value and/or the market price of NEES shares. NEES and NGG have represented that they do not presently intend to recover the acquisition premium from ratepayers. However, the Companies have indicated that NGG intends to allocate the acquisition premium to its subsidiaries, including GSEC and NEP, which means that the books of these subsidiaries may, at some point, carry a portion of the acquisition premium and costs associated with the merger transaction. They have also stated that NGG may, in the future, seek to reflect some or all of the acquisition premium in rates..


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DE 99-035 -4-

II. POSITIONS OF THE PARTIES AND STAFF

     A. New England Electric System/National Grid Group, plc

     NGG and NEES contend that their merger transaction merits Commission approval because NGG's plan to acquire all outstanding shares of NEES stock meets or exceeds the "no net harm" test articulated in Eastern Utilities Associates, 76 NH PUC 236 (1991). According to the Companies, the merger will have no adverse impact on rates because the Companies do not seek to recover any merger-related costs in the instant proceeding. NGG and NEES explicitly reserve the right to seek recovery in some future Commission proceeding of the acquisition premium paid by NGG, but aver they will not seek recovery unless they can demonstrate that any sum so recovered is fully offset by corresponding savings to ratepayers. The Companies further assert that the merger will have only a positive impact on service, owing to what they characterize as NGG's size and experience in the transmission and distribution of electricity, particularly in a competitive wholesale market. Finally, the Companies contend that the merger will not adversely affect the Commission's ability to regulate GSEC because the subsidiary will remain a New Hampshire corporation whose books and records will be accessible to the agency.

     B. Governor's Office of Energy & Community Service

     The Governor's Office of Energy and Community Services.


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DE 99-035 -5-

(GOECS) urges Commission approval of the merger in light of what GOECS contends are NGG's expertise in transmission and distribution, the possibility of savings and efficiency gains through increased economies of scale resulting from the merger and the likely consolidation and elimination of redundant operations following completion of the transaction. GOECS asks the Commission to defer the issue of whether NGG can recover any portion of its acquisition premium from New Hampshire ratepayers. GOECS further recommends that the Commission condition its approval of the merger on NGG and NEES giving assurances that (1) it will grant the Commission the same access to affiliate records as was granted to the Federal Energy Regulatory Commission (FERC) in obtaining that agency's approval of the merger under the Federal Power Act and (2) any portion of NGG's acquisition premium allocated to GSEC by the Securities and Exchange Commission
(SEC) in connection with that agency's review of the merger will not be binding on the Commission in any future proceeding.

     C. Representative Jeb E. Bradley

     Representative Jeb E. Bradley of Wolfeboro, Chair of the House Committee on Science, Technology and Energy, urges Commission approval of the merger and further takes the position that any determination that NGG may not recover its acquisition premium is likely both to derail the merger and send an.

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DE 99-035 -6-

inappropriate signal to other potential purchasers of New Hampshire utility properties whose acquisitions may provide significant benefits to the state's ratepayers. Representative Bradley further averred that any such determination would inappropriately circumscribe the Commission's ability to implement a program of performance-based regulation (PBR) in connection with GSEC. Finally, Representative Bradley takes the position that a deferral of the acquisition-premium issue now would have the salutary effect of permitting the Commission to determine in the future that shareholders and ratepayers should share the cost of the premium, which he deems to be a laudable objective in connection with the process of electric industry restructuring in general.

     D. Business & Industry Association of New Hampshire

     The Business & Industry Association of New Hampshire (BIA) urges approval of the merger on the grounds that it will benefit ratepayers and strengthen the regional economy. BIA urges deferral of any issues related to the acquisition premium on the grounds that avoiding a precedent now will allow for flexibility in reviewing other mergers and that the Commission retains authority to deny recovery in connection with NGG in a future proceeding.

     E. Office of the Consumer Advocate

     The Office of the Consumer Advocate (OCA) urges the


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DE 99-035 -7-

Commission either to disapprove the merger outright or to impose conditions upon the transaction. With regard to whether the merger creates any benefits to ratepayers, OCA contends that NGG brings no unique expertise or experience to the operation of NEES because NGG's experience is either duplicative of that of NEES, involves transmission systems that operate at a different voltage level than NEES does and/or does not involve the operation of a regulated monopoly. Indeed, OCA even goes so far as to suggest that NEES enjoys a record of performance that is superior to that of NGG. Moreover, in the opinion of OCA the proponents of the merger have failed to suggest any standard for measuring the merger's benefits and, therefore, the Companies have not met their burden of proof.

     Assessing the possible harms to ratepayers, OCA contends that NGG's overestimation of its abilities in the face of unfamiliar operating conditions may pose a risk to New England electricity consumers. Relying, inter alia, on testimony from the Companies to the effect that New England's high-cost utilities appear to be the most profitable in the region, and that investors do not recognize the difference between high-cost and low-cost companies, OCA maintains there is no assurance that NGG would maintain, much less improve on, the cost and quality levels already achieved by NEES. OCA also takes the position that if NGG incurs additional debt and then seeks to impute that.


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DE 99-035 -8-

debt as equity with regard to its subsidiaries, as suggested on the record, this will exert upward pressure on NEES rates. OCA expresses concern with the possibility of future commissions permitting recovery of the acquisition premium even if this order denies such recovery. Finally, OCA contends NGG's refusal to abjure ownership of generation facilities in the future suggests that NGG may not be truly committed to operating in a climate of vigorous competition.

     OCA further questions the Companies' underlying premise that NEES' shareholders should reap the financial benefits of NGG's willingness to pay a premium for acquiring NEES. In OCA's view, there is no meaningful distinction to be drawn between the sale of all NEES stock and the sale of its assets. OCA believes the Commission should treat the instant transaction as an asset sale because ratepayers have been required to bear the financial burden, through stranded-cost recovery, of GSEC's sale of other assets, i.e., transmission facilities and contracts. Thus, in OCA's view, ratepayers should reap the benefits of a profitable asset sale, albeit one achieved through a stock transaction, having suffered the adverse financial consequences of an unprofitable one. OCA also sees a contradiction between the existence of an acquisition premium and the fact that ratepayers have been paying depreciation costs on NEES' transmission and distribution assets on the theory that their value diminishes over time. According to OCA, the Commission should apply the.


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99-035 -9-

"balancing of the equities" test reflected in the case law governing asset sales, determining here that the equities favor allocating the financial gain to ratepayers. In OCA's view, case law from New Hampshire and other jurisdictions supports the view that historic book value is the only appropriate basis for measuring rate base, and established ratemaking principles demonstrate the illogic of treating assets as depreciating for some purposes but appreciating for others. OCA separately argues that NGG should be barred from recovering its acquisition premium because it failed to respond to OCA's data request seeking the basis of its decision to purchase NEES. According to OCA, this failure justifies a determination that NGG never had any expectation that it would recover the premium from ratepayers. Furthermore, OCA contends the record supports a determination that, based on existing cash flows, earnings and tax expenses, NGG will generate all the revenue necessary to cover the capital costs of a $3.2 billion investment made with borrowed funds. OCA is also concerned about the precedent this case will set in connection with other utilities, particularly Public Service Company of New Hampshire.

     Finally, OCA draws a distinction between a lack of proof that the public will be harmed by the proposed merger and a lack of proof that the public will be held harmless. In OCA's view, this case presents the former circumstance whereas the Commission should require proof of the latter in order to approve

DE 99-035 -10-

the transaction under New Hampshire law.

Assuming the Commission  approves the merger,  OCA proposes several  conditions:
(1) Direct NEES to offset GSEC's recoverable stranded costs by an amount equaling GSEC's share of the acquisition premium, roughly, $16,860,000; (2) decide that NGG is barred from recovering any acquisition premium, now and in the future, except possibly through a performance-based regulation mechanism as outlined by Mr. Traum of OCA in his testimony; and (3) restrict the amount of generating capacity NGG may own, either directly or indirectly, for possible sale into the New England electric grid.

     F. Granite State Taxpayers, Inc.

     Granite State Taxpayers, Inc. (GST) seeks approval of the merger without any conditions beyond those commitments made by NGG and NEES in their filing. According to GST, establishing a rule concerning recovery of the acquisition premium would unnecessarily hamstring the Commission in other proceedings at a time when consolidation in the electric industry should be encouraged as a means of achieving efficiencies and cost savings.

     G. Commission Staff

     The Staff of the Commission urges approval of the NGG/NEES merger subject to a determination that NGG may not recover its acquisition premium, whether measured as the difference between the acquisition price and book value or the difference between the acquisition price and the price of NEES


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DE 99-035 -11-

stock prior to announcement of the merger, now or in the future. Staff's view is that any recovery of the acquisition premium would transgress the "original cost" principle as contained in the Uniform System of Accounts. Staff further contends that any benefits resulting from the merger will be difficult to quantify and that permitting recovery of the acquisition premium could result in GSEC ratepayers paying for benefits that actually flow to other NGG customers. With regard to the Companies' position that they will not seek recovery of the acquisition premium absent a showing of offsetting benefits to ratepayers, Staff's view is that the existence of the premium is purely a function of the accounting method employed by the Companies (the purchase method, as opposed to pooling-of-interests) and, thus, it would be illogical to conclude that any benefit to ratepayers is related to the premium in a way that justifies its recovery. In the opinion of Staff, if ratepayer benefit from any savings resulting from the merger, performance-based regulation is the appropriate mechanism to reward NGG and/or NEES for providing such benefits on a going-forward basis. The Staff further contends that the purchase price of $3.2 billion can be properly characterized as the sum of the market value of NEES stock, prior to the merger announcement, plus $600 million to reflect the value of certain tax benefits (chiefly the deductibility of interest payments) that would accrue to a previously under-leveraged NGG by virtue of taking on additional debt to finance


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DE 99-035 -12-

the acquisition of NEES. It is also Staff's position that the Companies have overestimated the acquisition premium by approximately $1 billion, doing so by calculating it based on NEES' book value as opposed to its market value prior to the merger announcement. According to Staff, the difference between the purchase price and the market price prior to the merger announcement is a more realistic, and therefore more appropriate, measure of the cost to NGG of acquiring and gaining control of NEES. Staff's point is that, assuming recoverability of the acquisition premium, it should be limited only to sums that had not already been factored into NEES' market price and thus could be deemed to reflect the value of benefits that inure to ratepayers as a direct result of the merger.

III. COMMISSION ANALYSIS

     A. Jurisdictional Issues

     In considering the proposed acquisition of NEES by NGG, the Commission is mindful of the statutory framework within which it must act. Our broad mandate is to assure that all charges made or demanded by a public utility, for any service rendered or to be rendered, are "just and reasonable." RSA 374:2; see also RSA 374:3 (vesting commission with "general supervision of all public utilities"). A public utility holding company such as NGG may not acquire more than ten percent of the stock of a utility operating in New Hampshire unless we determine "that such


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DE 99-035 -13-

acquisition is lawful, proper and in the public interest." RSA 374:33. However, as previously noted in Order No. 23,202, the Legislature has further delineated our authority over significant changes in utility ownership as follows:

          To the extent that the approval of the commission is required by any other statute for any corporate restructuring, merger, acquisition, financing, change in long-term or short-term indebtedness, or issuance of stock involving parent companies of public utilities regulated by the commission, the approval of the commission shall not be required if the public utility represents to the commission in writing no less than 30 days prior to the anticipated completion of the transaction that the transaction will not adversely affect the rates, terms, service, or operation of the public utility within the state.

RSA 369:8, II (Supp. 1998)./1

--------
     1/ Subsequent to the filing of the instant proceeding, RSA 369:8 II has been substantially amended, see 199 N.H. Laws ch. 289 ss. 12, effective on July 1, 1999 but not applicable to transactions entered into before that date, see id. At ss. 16. We therefore apply the former version of the statute.


     We reiterate here the conclusion we previously  stated in Order No. 23,202:
We cannot agree with NGG and NEES that the language of RSA 369:8, II requires us to accept at face value a representation that a proposed transaction such as the one at issue here will have no adverse impact on rates, terms, service or operations of a New Hampshire utility.

     Our view is grounded in established principles of statutory construction. The process begins with consideration of "the plain and ordinary meaning" of the words used in the statute, but this does not "make a fortress out of the



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DE 99-035 -14-

dictionary." Appeal of Ashland Elect. Dep't, 141 N.H. 336, 341 (N.H. 1996) (citation omitted). Thus, a statute is correctly interpreted "not in isolation, but in the context of the overall statutory scheme." Appeal of HCA Parkland Medical Ctr., 143 N.H. 92, 94 (1998) (citation omitted). "Where reasonably possible, statutes should be construed so that they lead to reasonable results and do not contradict each other." Sprague Energy Corp. v. Town of Newington, 142 N.H. 804, 806 (1998). An interpretation that renders a statute "meaningless" is to be avoided, Appeal of Barry, 142 N.H. 284, 287 (1997), and there is a presumption that the Legislature "did not enact nonsensical and unnecessary provisions," O'Brien v. O'Brien, 141 N.H. 435, 437 (1996).

     In addition to the provisions already cited, giving the Commission general supervisory authority over utilities, requiring us to assure that rates are just and reasonable, and imposing upon us the obligation to assure the citizens of this state that transactions such as the one at issue here are lawful, proper and in the public interest, we are vested with a specific duty to "keep informed" as to the operation of all public utilities in the state, RSA 374:4, and are empowered to "investigate or make inquiry . . . as to any act or thing having been done, or having been omitted or proposed by any public utility," RSA 365:5 (emphasis added). In the context of a merger


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DE 99-035 -15-

transaction, these provisions would be meaningless if RSA 369:8, II were interpreted so as to require us simply to accept without investigation any representation that a change in ownership will have no adverse impact.

     Considered in isolation, RSA 369:8, II would appear to require precisely such rubber-stamp regulatory scrutiny. However, because we must view this provision in the context of the Commission's overall statutory mandate, which explicitly grants us investigatory powers, we conclude that we are vested with both the power and the obligation to conduct an inquiry geared toward verifying the representations made by the putative partners to the merger. In this instance, we do so largely based on the information contained in the filing made by NGG and NEES.

     Such a focused inquiry, we conclude, is fully consistent with legislative intent. To hold otherwise would render the statute a virtual nullity. It would permit parent companies of New Hampshire utilities to merge without Commission investigation, thus excepting themselves from the consumer protections contained in RSA 374:33 based on the untested, bare assertion of compliance with the statutory standard. We presume the Legislature could not have intended such an absurd and illogical result.

     B. "No Net Harm" Standard

     We therefore proceed to the results of that inquiry.


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DE 99-035 -16-

As already noted, NGG's proposed acquisition of NEES is governed by the mandate in RSA 369:8 that the merger will "not adversely affect the rates, terms, service, or operation of the public utility within the state." We view this inquiry as the same one we have historically made under RSA 374:33 (authorizing Commission approval of mergers that are "lawful, proper and in the public interest"), to which we apply what has come to be referred to as the "no net harm" test, see, e.g., Re Consumers New Hampshire Water Company, 82 NH PUC 814, 817-18 (1997), first articulated in Re Eastern Utilities Associates, 76 NH PUC 236, 252-53 (1991) (rejecting proposed "net benefit" test for review of merger transactions).

     "In essence, the 'no net harm' test requires approval of a proposed transaction if the public interest is not adversely affected." Re CCI Telecommunications of N.H., Inc., 81 NH PUC 844, 845 (1996). In that regard, "our obligation is to ensure that the interests of ratepayers are balanced against the right of shareholders to be free of regulation which unreasonably restrains legitimate corporate activities." Re Hampton Water Works Co., 80 NH PUC 468, 473 (1995). In other words, we must assess the benefits and risks of the proposed merger and determine what the overall effect on the public interest will be, giving the transaction our approval if the effect is at worst neutral from the public-interest perspective.


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DE 99-035 -17-

     It is apparent that the transaction at issue in this proceeding is likely to provide certain benefits to GSEC ratepayers and, indeed, electricity consumers throughout New England. NGG is the world's largest investor-owned transmission company and, as such, possesses considerable technical expertise in the planning and operation of transmission systems. NGG has a record of improving maintenance programming, introducing improvements to the transmission system, interconnecting new facilities and reducing transmission costs to customers in Great Britain when the company took over for the state-owned transmission system at the time of that nation's electric industry restructuring. It is of particular relevance to New Hampshire and the rest of New England, where electric restructuring is in its ascendancy, that NGG brings experience in managing a transmission system in a competitive market. The Commission believes this experience may assist ISO New England, which operates the grid in our region, as well as the New England states themselves as each implements competition in the regional power market. These advantages more than offset any lack of expertise NGG has in confronting conditions typical of New England winters. In so determining, we do not minimize the importance of maintaining service to the public during adverse weather conditions that commonly occur in New England. We will hold NGG accountable for the service record it develops in New Hampshire and we will expect NGG to take advantage of the


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DE 99-035 -18-

expertise it acquires in the transaction.

     Similarly, the takeover of a local or regional public utility by a larger, more remotely-managed and distantly- headquartered company raises concerns about the successor company's ability to maintain contact with its customers and remain aware of, and responsive to, local issues. The Commission is satisfied with the representations of NGG management that the merger will not have a negative effect on the local operation of GSEC's transmission system or its customer service. The Commission will continue to monitor operations and customer service carefully and it will hold the new management to its commitments.

     In Order No. 23,202, we referred to a potential national security concern raised by a non-domestic corporation owning part of the transmission grid. In response to this expressed concern, the Companies have filed a copy of a letter from the federal Committee on Foreign Investment in the United States, indicating that the committee deems the proposed merger to raise "no issues of national security sufficient to warrant an investigation." See 50 U.S.C. App. ss. 2170 (providing for investigation by President or President's designee of proposed mergers with national security implications and authorizing presidential suspension of such transactions in appropriate circumstances). This letter adequately addresses the concern previously expressed by the Commission in this case.


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DE 99-035 -19-

     With respect to NGG's refusal to rule out the possibility it may seek to own generation facilities in the future, we are unable to agree with OCA that such a refusal is relevant to the "no net harm" calculus. If we adopted the theory OCA advances in this regard, to the effect that a merger proponent must prove that the public will be held harmless in the wake of the transaction, we would put an acquiring entity in the impossible position of refuting every possibility of adverse consequences. NGG's task here is to prove that the present circumstances of the proposed transaction, and those reasonably foreseeable consequences of it, will result in no net harm. In assessing whether NGG has met that burden, we will not speculate about future possibilities, even those that the proponent has refused to rule out. The corollary, of course, is that our approval of the merger sets no precedent as to how we would treat such consequences, should they arise. If, as OCA suggests, NGG is not committed to the competitive paradigm this state has embraced in the context of electricity deregulation, then NGG is consummating its purchase of NEES at its own risk. Finally, we do not share OCA's view that our statutory mandate to scrutinize utility mergers permits us to seize on behalf of ratepayers any portion of the capital gains reaped by the shareholders of the selling entity. This is so even though we have previously approved a settlement permitting GSEC to recover

DE 99-035 -20-

certain stranded costs, see Granite State Electric Company,  No. 23,041 (Oct. 1,
1998), a decision that presumably made NEES shareholders (as the ultimate owners of GSEC) the owners of a more valuable investment than they would have had if GSEC had simply been forced to write off its stranded costs. By definition, stranded costs are costs, liabilities, and investments . . . that electric utilities would reasonably expect to recover if the existing regulatory structure with retail rates for the bundled provision of electric service continued and that will not be recovered as a result of restructured industry regulation that allows retail choice of electricity suppliers, unless a specific mechanism for such cost recovery is provided.

RSA 374-F:2, IV. Thus, recovery of stranded costs is ultimately a restructuring-driven adjustment of the extent to which a utility's shareholders may reap a return, ultimately paid to them in dividends, on their investment. Such recovery will obviously have an impact on the capital gains or losses those shareholders experience when they sell their right to receive those dividends, but those transactions take place outside the ratemaking process. We do not adjust rates with every fluctuation in a utility's share price. Likewise, even if NGG is willing to compensate NEES shareholders handsomely for the right to recover on the NEES rate base, that fact is, in itself, of no consequence to our "no net harm" inquiry. This question may have a different result if the purchasing utility seeks to recover any of the premiums paid

DE 99-035 -21-

above book value from customers through rates. See discussion below.

     Accordingly, the evidence supports the conclusion that the proposed merger will itself result in no net harm to New Hampshire ratepayers with respect to terms, service and operation. The remaining issue is whether we can reach the same conclusion as to rates -- a question that requires us to confront the matter of the acquisition premium NGG has agreed to pay in order to acquire all of NEES' outstanding shares.

     C. Acquisition Premium

     The record before the Commission in this proceeding allows us to make the following findings on this important issue: First, the acquisition premium in this case does not represent the cost of property devoted to public service but, rather, is a cost related exclusively to the price paid by NGG for NEES stock. Second, to grant recovery of the acquisition premium would effectively result in the write-up of the valuation of NEES assets simply because of the financial transaction and the price NGG agreed to pay for control of NEES. Third, to allow recovery of the acquisition premium would, in effect, put GSEC ratepayers in the position of compensating NGG/NEES for the mark-up above book value that NGG paid NEES stockholders for their shares of NEES stock, i.e., the difference between the purchase price of

DE 99-035 -22-

$53.75 per share and the book value of $26.79 per share./2

--------

     2/ We further note that, to the extent that the merger agreement calls for the payment of an acquisition premium, the Companies may have overstated it. As the Staff contends, comparing the purchase price to the unaffected market price of NEES stock may be a more appropriate measure of the acquisition premium than using the stock's book value as the baseline figure. This is because, at the time of the announcement of the merger, NEES stock was already trading above book value and, therefore, the merger price only gives the shareholders additional value to the extent the merger price exceeds the price at which the stock was previously trading.

     In urging the Commission not to reach the acquisition- premium question in this proceeding, either as a general policy question or as a specific aspect of this proposed merger's impact on the affected New Hampshire ratepayers, the Companies note their lack of any present intention to recover any acquisition premium from ratepayers. Essentially, their argument is that in the absence of any such intention their merger proposal meets the "no net harm" test discussed supra. However, the Companies have also indicated that NGG intends to allocate the acquisition premium to its subsidiaries, including GSEC and NEP. Therefore, the books of GSEC and NEP will likely, at some point in the future, carry a portion of the acquisition premium and costs associated with the transaction. The Companies readily and clearly acknowledge that the premium does not represent the cost of property devoted to public service but, rather, is a cost related solely to the sale of NEES stock.

     As already noted, the Companies further indicate that

DE 99-035 -23-

they will not seek recovery of any acquisition premium in rates absent a showing of offsetting savings and benefits to customers. Further, the record shows that NGG did not rely on the prospect of recovering its acquisition premium when it decided to purchase NEES. If NGG floats additional debt to finance its purchase, the record shows that NGG will have sufficient revenues from regulated operations to cover the cost of the purchase over time. In addition, the experience of NGG with its own communications subsidiary makes it reasonable to assume that NGG is looking to the possibility of proceeds from unregulated operations to warrant the payment to NEES shareholders of a 30 percent premium over market value.

     The position of Staff and OCA -- that we should take this opportunity to deny any present or future recovery of the acquisition premium to be paid by NGG -- has considerable appeal. We agree, in principle, that the "no net harm" test could warrant our conditioning our approval of the merger on such a prohibition. See, e.g., Entergy Gulf States, Inc. v. Louisiana Pub. Serv. Comm'n, 730 So.2d 890, 895 n.1 (1999) (describing utility stipulation to that effect as precondition to regulatory approval of merger); Appeal of Richards, 134 N.H. 148, 172 (1991) (Brock, C.J. and Bachelder, J., dissenting) (noting that rate recovery of acquisition premium is "of little solace to a ratepayer who is forced to contribute to a return on [an] asset

DE 99-035 -24-

which presumably does not [provide] electricity but merely helps to indemnify" investors). Based on the present record, we find merit in the argument that NGG and/or its putative subsidiaries that will serve New Hampshire ratepayers should not recover any premium paid in connection with the merger transaction.

     However, we do not believe it is appropriate to impose a blanket prohibition at this juncture on any recovery of the acquisition premium paid by NGG. The electric industry is undergoing rapid change. In such a climate, we cannot rule out the possibility that circumstances could justify recovery of at least part of an acquisition premium and still be regarded as imposing "no net harm" on ratepayers. However, on the present record, we are unable to determine what precise circumstances, if any, would justify the recovery of the acquisition premium or any part thereof. Such issues are appropriately considered in the context of a rate case. See, e.g., Central Illinois Public Service Co., 180 PUR 4th 185, 208-09 (Ill. Commerce Comm'n 1997) (approving proposed merger but noting that "ratemaking treatment of . . . merger-related costs . . . should not be determined outside the context of a general rate proceeding in which all elements of the utility's cost of service are examined"); see also WorldCom, Inc., 185 PUR 4th 153, ___ (Minn. PUC, 1998) (approving merger of long-distance carriers but refusing to rule on "speculative" claims such as prediction that merger would

DE 99-035 -25-

cause anticompetitive pricing among major long-distance carriers). The issue can be viewed as one of ripeness, which "relates to the degree to which the defined issues in a case are based on actual facts . . . and are capable of being adjudicated on an adequately developed record." Appeal of State Employees' Assn. of N.H., Inc., 142 N.H. 874, 878 (1998) (declining to adjudicate claims based on "general allegations" of actual harm). In the present circumstances, the parties seeking a determination now that NGG could never recover any portion of its acquisition premium are in the same position as litigants who seek a declaratory judgment in court based on "hypothetical facts," and thus are not entitled to such a determination because the factual bases for their position are not "sufficiently complete, mature, proximate and ripe" to permit us to decide the issue in a manner that would be fair to all parties. See Delude v. Town of Amherst, 137 N.H. 361, 363-64 (1993). Thus, we stress that our preliminary determination is without prejudice to the right of NGG and the subsidiaries it is acquiring to request recovery of an acquisition premium in the future, assuming that such a request would address the concerns of the Commission as expressed in this order.

     In that regard, we agree with the Companies that it may be appropriate in the future to provide NGG and its subsidiaries with incentives for cost savings through some form of

DE 99-035 -26-

performance-based regulation (PBR). We caution, however, that we are mindful of Staff's position that implementing a PBR mechanism post-merger would allow the Companies to make a presentation after the fact to the effect that savings achieved or to be achieved should be used to offset the acquisition premium. Using PBR to achieve such a result would not provide any real incentive for a utility to achieve savings on a going-forward basis. Although there may be a way to avoid this problem, based on the state of the law and the industry at some point in the future, we remain skeptical based upon present knowledge that the PBR paradigm can be applied to the acquisition premium in a manner that accomplishes the objectives PBR mechanisms are typically designed to accomplish. See 206.03 (setting forth PBR objectives of enhanced competition; infrastructure development, investment in technology, plant or equipment; price reduction or service efficiency). And, in all likelihood, the level of profits available as a result of a properly structured PBR scheme would not rise to the level of the acquisition premium called for in this merger proposal.

     To permit any future Commission to have the benefit of the record developed here, should it become necessary for that Commission to consider a request for recovery of any part of the acquisition premium, we direct that, in any such request, NGG or its subsidiaries (1) ask the Commission to take administrative

DE 99-035 -27-

notice of this docket and (2) discuss how the request addresses and responds to the concerns expressed by Staff and OCA in this docket and by the Commission in this order. We are convinced the filings in this docket will be of assistance to any future Commission that finds itself confronted with the question whether to allow the recovery of all or part of the NGG acquisition premium at issue in this proceeding.

IV. CONCLUSION

     Based upon the foregoing analysis, the Commission concludes that the parties to the merger have met the "no net harm" test. We therefore approve the transaction. We do so with the understanding that the Companies will abide by the conditions proposed by GOECS and explicitly agreed to by the Companies in their reply brief. These conditions are: allowing the Commission the same access to books and records accorded to FERC; a commitment that any SEC or FERC determination relating to the merger or to the allocation of the acquisition premium shall not be binding on, or have any precedential effect before, the Commission; and, as already made clear, that our approval of the merger includes no express or implied determination that NGG or its subsidiaries should recover any part of the acquisition premium paid in connection with the merger transaction.

VI. OTHER ISSUES

     A. Protective Orders

DE 99-035 -28-

     On July 2, 1999, NGG filed a motion for protective order seeking confidential treatment of certain information provided in discovery that, according to NGG, would disclose its confidential business strategies for considering and implementing potential corporate acquisitions.

     Specifically, NGG is seeking protection for a paper prepared by one of its directors, Stephen Box, concerning the financing and hedging arrangements made by NGG in connection with the proposed acquisition of NEES. NGG has furnished this information in response to Record Request No. 16 submitted by the Office of the Consumer Advocate, which has not opposed the instant motion.

     The Commission recognizes that the information contained in the filing is sensitive commercial information in a competitive market. Thus, based on NGG's representations, under the balancing test we have applied in prior cases, e.g., New England Telephone & Telegraph Company (Auditel), 80 NH PUC 437 (1995); Bell Atlantic, Order No. 22,851 (February 17, 1998); EnergyNorth Natural Gas, Inc., Order No. 22,859 (February 24, 1998), we find that the benefits to NGG of non-disclosure in this case outweigh the benefits to the public of disclosure. The information, therefore, is exempt from public disclosure pursuant to RSA 91-A:5,IV and N.H. Admin. Rules, Puc 204.06.

     B. Motions for Rehearing

DE 99-035 -29-

     OCA's September 8, 1999 motion for rehearing is denied as premature, without prejudice to its reassertion in connection with the order herein on the merits of the case. OCA noted that it made the rehearing motion to protect its appellate rights in the event the minutes of our August 9, 1999 deliberations could be deemed a final order within the meaning of RSA 363:17-b; see RSA 541:6 (establishing denial of rehearing motion as prerequisite to appellate jurisdiction of New Hampshire Supreme Court). Oral deliberations, even when recorded in the minutes of the Commission's meetings, are not final orders. Rather, they constitute the Commission's public discussion of the matter in question prior to the issuance of a final order that meets the specific requirements of RSA 363:17-b. See Appeal of Concord Natural Gas Corp., 121 N.H. 685, 692 (1981) (noting that requirements of RSA 363:17-b are touchstone of whether document issued by Commission is final order regardless of its caption).

     The Companies' motion for rehearing of Order No. 23,202 remains pending, having been deferred pending the issuance of the instant order. For the reasons already discussed, supra, we cannot agree with the arguments in the motion for rehearing that RSA 369:8, II precluded the Commission from conducting a full inquiry into the merger. Accordingly, the motion to reconsider Order No. 23,202 is denied.

     Based upon the foregoing, it is hereby

DE 99-035 -30-

     ORDERED, that the acquisition by NGG of NEES, and the resulting merger of the two entities causing NEES to become a wholly owned subsidiary of NGG, is for the public good and in the public interest and is therefore APPROVED; and it is

     FURTHER ORDERED, that the Companies' motion for reconsideration of Order No. 23,202 is DENIED; and it is

     FURTHER ORDERED, that NGG's Motion for Protective Treatment filed on July 2, 1999 is GRANTED; and it is

     FURTHER ORDERED, that the determination as to protective treatment made herein is subject to the ongoing rights of the Commission, on its own motion or on the motion of Staff, any party or any other member of the public, to reconsider this Order in light of RSA 91-A, should circumstances so warrant.

 .DE 99-035 -31-

     By order of the Public Utilities Commission of New Hampshire this fourth day of October, 1999.



----------------------                            --------------------
Douglas L. Patch                                  Susan S. Geiger
Chairman                                          Commissioner



Attested by:


--------------------
Thomas B. Getz
Executive Director and Secretary

DE 99-035

                           NEW ENGLAND ELECTRIC SYSTEM

                 Petition regarding the proposed merger between
                      NEES and the National Grid Group plc

                   Separate Opinion of Commissioner Brockway,
                    Concurring in Part and Dissenting in Part

     My colleagues and I agree that generally a merging utility should not recover an acquisition premium. We differ on whether the record permits us to determine the acquisition premium issue in this case today. Ultimately, we differ about whether the merger can be approved absent such a determination. For the reasons set out below, I believe we can and should determine the issue finally today. I am unable to conclude that the merger proposal passes the no net harm test absent a definitive resolution of the acquisition premium issue at this time.

     We should firmly close the door today on the potential for National Grid Group to move any part of the acquisition premium above the line and include it in rates for Granite State Electric Company. We should also put NGG and other New Hampshire electric companies on notice that we will explore whether it is proper to require the company to share with its customers gains on the sale of T&D assets when determining stranded costs.

     The significant issues in this case include the standard of review of the proposed merger, the likely benefits

DE 99-035 -2-

and risks of the merger, and the disposition of the gain on the sale of NEES. With respect to the disposition of the gain on the sale of NEES, three important issues have been raised. OCA, alone among the parties, urges that we require NEES as a condition of our approval to share with consumers the premium above book value that its shareholders will enjoy upon conclusion of the sale. OCA and staff also urge that the merger be approved only subject to the condition that NGG not be permitted to pass on any part of the acquisition premium in rates, now or in the future. We also must consider whether we would be preempted from denying the recovery of the acquisition premium by NGG if the Securities and Exchange Commission ruled that the premium should be reflected on the books of the buyer.

     A. Standard for Merger Approval

     With respect to the standard of review, NGG's proposed acquisition of NEES is governed by the mandate in RSA 369:8 that the merger "not adversely affect the rates, terms, service, or operation of the public utility within the state." This inquiry is the same as the "no net harm" test. The plain language of the statute indicates that a proposed merger need not show net benefits to gain approval. Insofar as we are dealing with a merger governed by this statute, I agree with the majority as to the standard of review.

     B. Relative Benefits and Risks of Merger

DE 99-035 -3-

     In my review of the case as we drafted the written order, I have re-examined the relative benefits and risks of the merger, to apply the no net harm test in light of my reconsidered opinion on acquisition-premium issues. As I note here, I put a different emphasis on some of the questions than do my colleagues. As the majority discusses, the transaction at issue in this proceeding could potentially provide certain benefits to GSEC ratepayers and, indeed, electricity consumers throughout New England. NGG is the world's largest investor-owned transmission company and, as such, possesses considerable technical expertise in the planning and operation of transmission systems. There was no specific testimony that NGG's capability in this respect was any better than NEES'. Rather, witnesses gave conclusory statements to this effect. But it may be of particular relevance to New Hampshire and the rest of New England, where electric restructuring is in its ascendancy, that NGG brings experience in managing a transmission system in a competitive market. This experience may assist ISO New England, which operates the grid in our region, as well as the New England states themselves as each implements competition in the regional power market. There may be some marginal benefit to having this experience among the management ranks, and not simply purchased on a consulting basis. On the other hand, these possible advantages may not

DE 99-035 -4-

offset NGG's relative lack of expertise in providing distribution service or in confronting operating conditions typical of New England winters. NGG may have to rely heavily on local management, in which case there would be no particular benefit from adding NGG management on top of NEES management. This is especially the case where, as here, the selling utility's management has gained a reputation over the years as among the best in the country. Also, as Staff observes, there are few if any synergies likely to exist in operations, given that the two service areas are an ocean apart, and that management will have to maintain essentially duplicate operations on both sides of the ocean. Thus, the benefits to GSEC and its customers are possible, maybe even probable, but certainly not established.

     As to risks, I continue to have concerns about the importation to the United States of the culture of consumer transactions typical of the English utility system. For example, Mr. Urwin, testifying for NGG, expressed his continued belief that prepayment meters are a positive tool for dealing with non-payment issues. In grappling with the problems facing payment-troubled customers, and in distinguishing the "can't pay" customer from the "won't pay" customer, my regulatory experience and a combined 15 years in working with access to affordable utility service suggests to me that prepayment meters may be worse than useless in achieving positive payment patterns and low shut-off rates. The remoteness of NGG management and corporate

DE 99-035 -5-

culture differences, the full extent of which we cannot anticipate on the present record, may make positive resolution of such policy differences more difficult.

     The OCA has also argued that risks to the competitive structure we are building in New England have been brushed aside by NGG, indicating a potential for backsliding under the new management. NGG does not apparently want to get into the generation business, but this is only a prediction, and NGG's refusal to give assurances on this point must be considered.

     There is also financial risk to consumers relative to the acquisition premium, but that is discussed separately below.

     Taking all these factors into account, there are not great benefits coming to GSEC consumers or to New England from this merger, and I do see certain risks. However, the merger should not simply be denied, despite the appeal of the OCA's arguments. There is a greater possibility of potential operational benefits from NGG's participation in the New England grid, and lesser risk of harm to the competitive structure we are working to build, than OCA sees. While the evidence is thin in these areas, the companies have shown that no net harm will be created by the merger, aside from the potential impact of the merger on rates. The analysis thus turns to the disposition of the acquisition premium.

     C. Acquisition Premium

DE 99-035 -6-

     This merger application is unique in that it is the first merger of electric utilities to come before the Commission in the context of RSA 374-F, the electric competition mandate for our state. The circumstances of this merger approval request are also unique in that, while a significant acquisition premium will be realized as a result of the structure of the transaction, no request for the recovery of an acquisition premium has been made. Indeed, the parties have been careful not to seek recovery of an acquisition premium, although they readily agree that the merger will provide NEES shareholders with a premium 100% above the book value of the Company, most of the revenues of which are derived from regulated utility operations. NGG freely admits that it will seek recovery at some point (undefined) in the future. Accordingly, the merging parties have asked us not to deny the possible recovery of the acquisition premium. But since their intention to seek recovery is clear, we must address the disposition of the premium in order to determine whether the merger meets the no net harm standard.

     Addressing the acquisition premium at this stage will provide guidance not only to the parties to this merger, who must decide whether to conclude the transaction given the conditions imposed by us, but also to utilities that may be negotiating such mergers in the future. There are indications that other utilities will increasingly be adopting the same strategy (deferral of the question to a proceeding beyond the actual

DE 99-035 -7-

approval process) for dealing with the fundamental problem that seeking recovery of an acquisition premium means seeking recovery for above-book costs.

     To the extent we can set out the mutual rights and expectations of selling shareholders, acquiring shareholders and customers in this case, parties seeking to negotiate electric utility mergers will be armed with crucial information about the regulatory disposition of this and other provisions of the deals, and can adjust their agreements in light of those policy constraints or opportunities for maximum economic efficiency. The majority and I essentially agree on this, and differ only on the extent to which we can now identify the circumstances that would or would not support moving any of the acquisition premium above the line.

     1. Recapture of Gain from Disposition of Assets

     The Office of Consumer Advocate argues that we should deny the merger, or at least condition it on the recapture for consumers of the gain that shareholders will enjoy upon consummation of the merger.

     GSEC argued for and received 100% recovery of stranded generation costs, and then through its parent NEES sought approval of a sale of the remaining assets for a substantial gain. It is unfair for shareholders to retain the full increase in the value of a company when it demands that consumers protect

DE 99-035 -8-

them from all the reduction in the value of the generation part of the business.

     In its reply brief, NEES disarmingly admits to the asymmetry of treatment it seeks here. Arguing that OCA's position denies the company its fair return on investment, in the joint reply brief NEES makes an argument that the OCA itself could have made in opposing stranded cost relief in 1998:

          "Indeed, shareholders are entitled to only the market value of their interest, whether that market value happens to be above, equal to or below the book value of the underlying company assets."

DE 99-035 -9-

     That the NEES management had this asymmetric treatment in mind before agreeing to the GSEC restructuring stipulation can be inferred from the fact that NEES began discussions with NGG in February of 1998, and with at least one other company shortly thereafter. Further, the approval of the restructuring stipulation in Order No. 23,041 was separated from the application for approval of this merger by no more than six months.

     Our Supreme Court has established the principle that, in disposition of gains on utility property, equity requires symmetry of risk and reward. Appeal of City of Nashua, 121 N.H. 874 (1981)(removal of plant from utility service); Pennichuck Water Works, 103 N.H. 49 (1960)(sale of land); Chicopee Mfg. Co. v. Public Service Co., 98 N.H. 5 (1953)(sale of generating plant). In all these cases, the gain on the transfer of utility property was awarded to shareholders, the converse of what OCA seeks in this case. However, as OCA notes, in those cases the Court observed that had the property been sold at a loss, shareholders would have been at risk. The present case is parallel, except that ratepayers were put at risk for the loss on the generating assets, and now must be able to share in the gain from the sale of the remaining assets.

     In order to account for the windfall to the utility

DE 99-035 -10-

shareholders, and to return equity to the risk/reward balance between consumers and shareholders, OCA suggests that the acquisition premium could be captured at the moment of stock transfer, by attaching a lien to the proceeds of the stock transfers. We have no authority for such a maneuver. Our authority is limited to setting the rates for GSEC. However, we are not without authority to reflect the increased value of the GSEC assets in rates.

     We could, for example, revisit the stranded cost determination, as instructed by the legislature, to ensure that stranded costs reflect a proper allocation of risk and reward. We could require that the acquisition premium be taken as an offset against stranded costs. Indeed, this would seem to be required by RSA 374-F:3, XII(c) and (d) which requires that companies continue to take all steps to mitigate stranded costs, and that stranded costs be determined on a net basis and should be reconciled to actual market conditions from time to time.\1

--------

     \1 Note that this section also states that stranded costs should not include transmission and distribution assets. I understand that to mean that a company can not recover stranded costs for T&D plant, but that it is not a prohibition against including the T&D assets in the calculation of stranded costs if they were to be sold at a premium.

     It would also be appropriate to entertain suggestions for a sharing of the gain, and to consider the relative impacts of exogenous factors such as inflation on the gains or losses of

DE 99-035 -11-

generation and remaining assets. Further, since accounting principles in a purchase such as this require that the acquisition premium be written off by NGG against earnings over time, we would have to consider the implications of this zeroing out of the acquisition premium on the fairness of gain recapture.

     Because as a practical matter the only way to accomplish such a sharing is to affect the revenue stream of the merged company, potential merging companies should have fair notice of this intention before they decide to consummate a merger. In this way, should they so choose, they can renegotiate the terms to protect themselves from being forced to fund the selling company shareholders' windfall. In the instant docket, we should let NGG know that this issue may be raised again in the context of a renewed examination of GSEC's stranded cost recovery.

     2. Recovery by NGG of Acquisition Premium

     Even if we were not to insist that stockholders share the risks of restructuring equitably with consumers, we must not require consumers to pay the acquiring utility for the excess payment it is making over the book value of the utility.

     Under the original cost method in use in New Hampshire in non-restructuring transactions, rate base is not changed when the fair market value of utility plant rises above net book or

DE 99-035 -12-

drops below net book. For decades, and by law in New Hampshire, plant in service has been valued at the original cost less accumulated depreciation, or so-called "net book value." RSA 378:7; RSA 378:27; RSA 378:28; Appeal of City of Nashua, 121 N.H. 874 (1981). Investors are able to recover the original funds invested in the utility, and not more. They are ordinarily denied the opportunity to require customers to pay rates inflated to current market value. Similarly, they are not obligated to reduce rates when their assets' current market values are less than net book.\2


--------
     2\ Note that government can change the basis of utility rate base evaluation, as long as it does not shift back and forth between various methods simply to require investors to bear the risk of bad investments while denying them the benefit of good investments. Duquesne Light Company, 488 U.S. 299, 315
(1989). Lest this reference be misunderstood, it should also be noted that restructuring of the electricity industry, with its concommitent deregulation of commodity prices, is not an instance of whipsawing the utilities; the package of risks and rewards are rearranged in new ways, and the reduction in plant valuation to market value is accompanied by new opportunities for company management.

     The Uniform System of Accounts, established by the FERC and adopted for use in New Hampshire, Puc 308.04, requires that upon sale of utility property the difference between book value and market value be recorded below the line as goodwill (or illwill, depending on whether the assets are sold at a gain or at a loss). This acquisition must be amortized by periodic charges to Account 425, Miscellaneous Amortization, a below-the-line

DE 99-035 -13-

account. As a non-utility expense, the amortization of acquisition premiums does not affect the utility's revenue requirement. Meanwhile, balance sheet Account 114 carries the unamortized balance of the acquisition premium. It would be an extraordinary event for the commission to deviate from these accounting principles, and permit amortization of the acquisition premium above the line.

     These accounting rules are maintained to ensure adherence to the original cost method of valuing rate base. The original cost method, in turn, is intended to preserve an equitable allocation between consumers and utilities of the risks and rewards, burdens and benefits, of utility operations. The utilities argue that it would not harm consumers if the aquisition premium were moved above the line to the extent only of savings that are attributable to the merger. There are several problems with this argument.

     Despite numerous questions in different forms, NEES and NGG were unable or unwilling to estimate the likely level of cost savings consumers might foresee from the merger. But it is possible to estimate the level that would be necessary to provide net savings to customers if the NEES/NGG acquisition premium treatment were approved. Applying the accounting principles to the facts of the NEES/NGG merger, the amount booked to Account 114 and allocated to Granite State would be roughly 3% of $1.6

DE 99-035 -14-

billion/3, or just under $50 million. Amortizing this premium to 3 Account 425 over 20 years, as proposed in the response to Staff Data Request 1-4 (appendix B to Exh. 23) would produce an annual charge of $2.5 million per year.

--------
     3/ Using the Staff's method for determining the acquisition premium, the amount would be closer to 3% of $600 million, or $18 million. Amortized over 20 years, the annual amount of the premium would be $0.9 million. Savings of this magnitude would still constitute 7% of post-restructuring annual revenues.

     What NEES and NGG argue in this case is that if they are able to show reductions in expenses attributable to the merger, they should be free to seek recovery of the acquisition premium to the same extent as the savings. Thus, NGG wishes to retain the option of coming back to the Commission to move up to $2.5 million per year above the line, before being asked to pass any of these savings on to Granite State consumers./4

--------
     4/ NGG might propose to amortize the entire amount of the acquisition premium above-the-line until a pre-determined level of estimated savings is reached, but this approach is unlikely. The timing of recovery, and risk of non-recovery, would shift in this scenario, but the underlying reversal of below-the-line treatment would be the same as in the example.

     To put this concept into context, we must consider that Granite State's annual revenues before restructuring are only about $54 million.5/ Thus, merger savings would have to exceed 5%

--------
     5/ Granite State's operation and maintenance expenses, including purchased power, were $54,202,977 in 1998, per the firm's FERC Form 1 (Accounts 401 and 402, p. 114). Purchased power was $41,615,327 for the same period (Accounts 555-557, p. 321). Thus, GSEC operating expenses for its residual T&D operations were $12,587,650 (Accounts 555 through 557 less accounts 401 and 402).

DE 99-035 -15-

of Granite State's pre-divestiture revenues before consumers would benefit from this merger. More importantly, post-transition revenue requirements will be greatly reduced. The portion of the business that is susceptible to cost reduction will be limited to about $13 million in T&D expense per year. Yet the $2.5 million annual savings threshold will remain, making the percentage of expenditures that must be reduced equivalent to about 19%, before ratepayers can hope to see any benefit from the merger. A 5% merger-related gain in efficiency would be remarkable; a 20% gain in efficiency would be miraculous. This is especially so where NGG cannot look to all the typical sources of operating synergy as areas of potential savings.

DE 99-035 -16-

     It is not necessary, however, to consider the specific likelihood of ratepayers enjoying the benefit of merger-related savings in order to appreciate that the NEES/NGG reservation of rights denies consumers fair treatment. To illustrate the unfairness of permitting the merging parties to pass shareholder gains through to consumers in rates, consider the case of the depreciation allowance. The OCA is correct that, if acquisition premiums were granted in merger cases, it would require a rethinking of depreciation allowances. If consumers are asked to pay rates based on plant placed in service at a value inflated to market levels, then no depreciation expenses should be awarded. In fact, rates should be reduced by appreciation allowances, as the value of the plant appreciates. And, should the market value of plant decrease relative to book value, this process should be reversed.

     Since the advent of utility price regulation, utilities have been permitted the opportunity to recover the return of, and a return on, the fair value of their assets used and useful to serve customers. They are not entitled to earn a return of investments above book value. The acquisition premium amounts to such an investment. They may have perfectly good reasons for paying more than the net present value of net income based on utility ratemaking (as for example the tax benefits available in Great Britain from increasing the debt leverage of National Grid Group), but consumers should not be required to provide revenues

DE 99-035 -17-

based on any higher base than net book and actual cost of service.

     Further, as Staff testified, there is a moral hazard in not reaffirming here our policies regarding book value ratemaking; if potential utility buyers can expect to recover some or all of their above-book payments from consumers, they will be open to paying more for a utility than they otherwise would.
Correspondingly, a potential seller utility will be encouraged to seek out merger partners, and force a bidding up of the premium above book, in order to reap higher windfall profits from buyers who hope to place the burden of the purchase on consumers. Seller utilities will also have an incentive to come in for accelerated depreciation, and then turn around and sell their companies at a profit, pocketing both the accelerated depreciation and the above-book price. Such churning should not be encouraged, as it is both unfair and economically inefficient.

     With regard to offsetting merger savings, it should be noted that consumers under traditional ratemaking bear the risk of operating losses (higher operating costs) occasioned by the merger. Staff provided an example of just such an outcome in a recent merger case. NGG does not propose to shield consumers from this eventuality, and given its inability to suggest areas where robust cost savings will be possible and the need for dual management teams, the risk of cost increases cannot be gainsaid. Allowing NGG to offset savings against an acquisition premium and

DE 99-035 -18-

thereby recover the acquisition premium would deny to consumers the benefit of the symmetry of cost-based risk and reward.\6

--------
     6\ It may well be asked why gains on the disposition of the company should be shared with consumers, a market-value concept, while acquisition premiums should not be recovered in light of cost-basis principles. But sharing of the gains, as I discuss above, would merely be an offset to the stranded costs losses that customers otherwise are asked to bear. And stranded cost recovery is itself a departure from traditional regulation. Generating assets are in effect removed from utility rate base when generation prices are deregulated. Stranded cost recovery amounts to allowing the company to remove such assets at market price (lower than book), and leaving the excess of net book over market valuation to be recovered from consumers through a new regulatory asset, Stranded Cost Recovery. Compare, Appeal of City of Nashua, supra (standard practice is to remove assets from service at book value, not market). Stranded cost recovery reverses the traditional accounting for plant removed from regulation. Through stranded cost recovery, the consumers have already guaranteed that GSEC will not suffer any loss relating to the difference between the market value of its generating assets and the book value of those assets. NGG did not satisfactorily explain in this docket why customers should not be restored to parity by a share in part of the gain on the sale of the remaining assets. On the surface, for them to be denied such sharing, and then to pay in rates for the inflated value of the company's assets, would be to add insult to injury.

     Finally, I must address whether these principles can be applied at this time, given the fact that the company has not sought recovery now. There is no reason on this record why a regulatory commission should allow the merger to proceed if there is a risk that NGG will seek to exact from ratepayers the cost it was willing to pay above the net book value of GSEC assets devoted to utility service.7/ The factors that might

--------
     7/ Nor, for that matter, of the portion of the acquisition premium representing the premium above market value of the stock.

DE 99-035 -19-

hypothetically justify consideration of such extraordinary treatment are known today, and do not apply to this merger.

     This is not a situation where a merger is practically speaking the only way to ensure adequate service to customers of a struggling small utility system. This is not a case in which the buying company is replacing inept management. This is not a case where irreplaceable expertise is lodged only in the buying company, and is available only via the mechanism of a merger. This is not the case of a negotiated settlement taking the largest utility in the state out of bankruptcy. No other extraordinary circumstances justify consideration of above-book cost recovery to entice a reluctant suitor to come in and take over NEES.

     I cannot conceive of any circumstance, short of a wholesale rearrangement in the risk/reward balance or mechanism for such utilities, that could justify a future change in the treatment of the acquisition premium.8/ Unlike the majority, I believe we can and should say so today, and leave to a future legislature or commission the task of determining the equities going forward upon such hypothetical further sea changes in the basis for utility ratemaking. Accordingly, I would condition

--------
     8 I would note that incentive regulation does not qualify as such a dramatic departure from cost-plus ratemaking, in that it merely widens the boundaries of upside potential and downside reward, but still aims, as with cost-plus ratemaking, to achieve rates that provide no more than a reasonable return on prudently- incurred used and useful utility assets.

DE 99-035 -20-

approval of the merger on the absence of such above-the-line treatment of the acquisition premium.

     3. SEC Pre-emption

     With regard to the SEC preemption, the company has stated that the commission would not be so preempted, and that it will not raise such issues. To the extent such preemption is a jurisdictional question, it may not avail that the company makes such representations. However, at the least we should condition the merger on the company's not coming forward at any time in the future and claiming that our decision on the acquisition premium issues is preempted by any accounting treatment prescribed at the SEC.

DE 99-035 -21-

     D. Conclusion

     The potential benefits of this merger are small, and the risks cannot be discounted. It would be unfair to leave customers paying for stranded costs while shareholders enjoyed a windfall gain from sale of the remaining assets. It would also be unfair to allow the National Grid Group to depart from cost-based ratemaking in the case of the regulated monopoly portion of the GSEC business. For these reasons, I concur in the conditions placed upon the merger by the majority, and I would further condition approval of the merger on the following:

          (1) That NGG agree it will not claim at any time that our decision on acquisition premium issues is preempted by any accounting treatment prescribed by the Securities and Exchange Commission, and (2) That no portion of the acquisition premium be recovered by NGG from GSEC consumers. I would also put NGG on notice that in a future reconciliation of GSEC's stranded costs, we will consider whether the gain on the sale of NEES' remaining assets be shared on an equitable basis between the company and the shareholders, via a

DE 99-035 -22-

          reconciliation or adjustment of the stranded cost recovery approved in Order No. 23,041.



                                               ---------------------------
                                               Nancy Brockway
                                               Commissioner


                                               October 4, 1999



Attested by:


--------------------------------
Thomas B. Getz
Executive Director and Secretary